SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D/A

                                 (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                      DUKE-WEEKS REALTY LIMITED PARTNERSHIP
                                 formerly known as
                         DUKE REALTY LIMITED PARTNERSHIP
                                 (Name of Issuer)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                      N/A
                                 (CUSIP Number)

                                 EDWARD T. BAUR
                            635 MARYVILLE CENTRE DRIVE
                            ST. LOUIS, MISSOURI 63141
                                 (314) 434-3700
                      (Name, Address and Telephone Number of
              Person Authorized to Receive Notices and Communications)

                                  JULY 2, 1999
                         (Date of Event Which Requires
                           Filing of this Statement)



                                Page 1 of 4 pages

-----------------------------------------------------------------------------
CUSIP NO.: N/A
------------------------------------------------------------------------------
(1) Names of reporting persons .......................     Edward T. Baur
    S.S. or I.R.S. Identification Nos.
      of above persons ...............................     ###-##-####
------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group       (a)  X
          (see instructions)                           -----------------------
                                                           (b)
------------------------------------------------------------------------------
(3) SEC use only .....................................
------------------------------------------------------------------------------
(4) Source of Funds (see instructions)................      OO
------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
    pursuant to Items 2(d) or 2(e).
------------------------------------------------------------------------------
(6) Citizenship or place of organization .............      United States
------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting
person with:
    (7) Sole voting power ...........................             378,854
    --------------------------------------------------------------------------
    (8) Shared voting power .........................           1,086,934
    --------------------------------------------------------------------------
    (9) Sole dispositive power ......................             378,854
    --------------------------------------------------------------------------
    (10) Shared dispositive power ...................           1,086,934
------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
    reporting person.                                           1,465,788
------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions).
------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)..           7.69%
------------------------------------------------------------------------------
(14) Type of reporting person (see instructions) .....                 IN
------------------------------------------------------------------------------

                                Page 2 of 4 pages

ITEM 1. SECURITY AND ISSUER

Name of issuer:  Duke-Weeks Realty Limited Partnership, f/k/a Duke Realty
                  Limited Partnership

Address of issuer's
principal executive offices:  8888 Keystone Crossing, Suite 1200
                              Indianapolis, Indiana  46240

Title of class of securities:  Limited Partnership Units

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name of person filing: Edward T. Baur

(b)  Residence or business address:  635 Maryville Centre Drive, Suite 200
                                     St. Louis, Missouri 63141

(c)  Present principal occupation and name,
     principal business and address
     where employment is conducted:  Duke Realty Investments, Inc.
                                     Senior Vice President, St. Louis Group
                                     635 Maryville Centre Drive, Suite 200
                                     St. Louis, Missouri 63141

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statementhas not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  No securities were acquired in connection with this amendment, and no consideration was given.

ITEM 4.  PURPOSE OF TRANSACTION.

  The decrease in limited partnership unit ownership is the result of post-closing adjustments in the transaction described in the Schedule 13D filed October 14, 1997 and other small dispositions. The decrease in percentage ownership is otherwise due to an increase in the number of outstanding limited partnership units. The reporting person has no plans or proposals of the types described in the instructions to Item 4 of
Schedule 13D.

                                Page 3 of 4 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Amount beneficially owned:  1,465,788

    Percent of class:   7.69%

(b) Number of shares as to which such person has:

    (i) Sole power to vote or direct the vote:                      378,854
   (ii) Shared power to vote or direct the vote:                  1,086,934*
  (iii) Sole power to dispose or to direct the disposition of:      378,854
   (iv) Shared power to dispose or to direct the disposition of:  1,086,934*
----------
* Consists of securities owned by directly by Lindberg-Warson Properties, Inc.

(c) Not applicable

(d) No change from prior filing.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

    No change from prior filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   None

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999                          /s/ Edward T. Baur
                                                ------------------------
                                                     Edward T. Baur


                                Page 4 of 4 pages